AEGON
Transamerica
fund advisers

04039323

811-4556

PROCESSED
AUG 04 2004
THOMSON
FINANCIAL

RECEIVED
AUG 02 2004
SEC MAIL PROCESSING
WASH., D.C.

July 29, 2004

Office of Applications and Report Services
Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940

Dear Sir or Madam:

On behalf of Transamerica IDEX Mutual Funds (the "Fund"), enclosed is a copy of a Class Action Complaint (the "Complaint") as filed in the U.S. District Court, Western District of Pennsylvania, which list TA IDEX Federated Tax Exempt (formerly, IDEX Federated Tax Exempt), a separate series of the Fund, as a defendant in the Complaint. A copy of the Complaint is being filed pursuant to Section 33 of the Investment Company Act of 1940. The Complaint was filed as follows:

- John M. Spahn IRA, Individually and On Behalf of All Others Similarly Situated, vs. Federated Investors, Inc., et. al. (Civil Action No. 04-cv-0352 W.D.Pa.)

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions regarding this filing, please contact me at 727.299.1824.

Sincerely,

John K. Carter

John K. Carter
General Counsel, Senior Vice President and Secretary

Enclosures

I:\Legal\SEC\Class Action Claim Letters\John M. Spahn IRA _Federated.DOC

UNITED STATES DISTRICT COURT

WESTERN DISTRICT OF PENNSYLVANIA

JOHN M. SPAHN IRA, Individually and On Behalf of All Others Similarly Situated,

Plaintiff,

vs.

FEDERATED INVESTORS, INC.,
[SEE ATTACHED PAGES 2-3]

Defendants.

SUMMONS IN A CIVIL CASE

CASE NUMBER: **04-cv-0352**

TO: (Name and address of defendant)

IDEX FEDERATED TAX EXEMPT FUND
570 Carillon Parkway
St Petersburg, FL 33716

YOU ARE HEREBY SUMMONED and required to serve upon PLAINTIFF'S ATTORNEY (name and address)

Alfred G. Yates Jr, Esquire
Pa. Id. No. 17419
LAW OFFICE OF ALFRED G. YATES JR, P.C.
519 Allegheny Building
429 Forbes Avenue
Pittsburgh, PA 15219
412/391-5164

an answer to the complaint which is served on you with this summons, within twenty (20) days after service of this summons on you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. Any answer that you serve on the parties to this action must be filed with the Clerk of this Court within a reasonable period of time after service.

R.V. Barth, Jr.
CLERK

JUL 13 2004
DATE

Edward Taylor
(By) DEPUTY CLERK

RECEIVED
JUL 19 2004

DEFENDANTS (continued from front page):

FEDERATED INVESTMENT MANAGEMENT COMPANY; FEDERATED GLOBAL INVESTMENT MANAGEMENT CORP.; JOHN F. DONAHUE, J. CHRISTOPHER DONAHUE; LAWRENCE D. ELLIS; THOMAS G. BIGLEY; JOHN T. CONROY, JR.; NICHOLAS P. CONSTANTAKIS; JOHN F. CUNNINGHAM; PETER E. MADDEN; CHARLES F. MANSFIELD, JR.; JOHN E. MURRAY, JR.; MARJORIE P. SMUTS; JOHN S. WALSH and JOHN DOES 1-100,

Defendants,

AMERICAN SKANDIA ADVISOR FUNDS INC.-FEDERATED HIGH YIELD BOND FUND; FEDERATED ADJUSTABLE RATE US GOVERNMENT FUND; FEDERATED ADJUSTABLE RATE SECURITIES FUND; FEDERATED AGGRESSIVE GROWTH FUND; FEDERATED ALABAMA MUNICIPAL CASH TRUST; FEDERATED AMERICAN LEADERS FUND; FEDERATED ARMS FUND; FEDERATED ASIA PACIFIC GROWTH FUND; FEDERATED AUTOMATED CASH MANAGEMENT TRUST; FEDERATED AUTOMATED GOVERNMENT CASH RESERVES; FEDERATED AUTOMATED TREASURY CASH RESERVES; FEDERATED BOND FUND; FEDERATED BOND INDEX FUND; FEDERATED CALIFORNIA MUNICIPAL INCOME FUND; FEDERATED CAPITAL APPRECIATION FUND; FEDERATED CAPITAL GROWTH FUND; FEDERATED CAPITAL INCOME FUND; FEDERATED COMMUNICATIONS TECHNOLOGY FUND; FEDERATED CONNECTICUT MUNICIPAL CASH TRUST; FEDERATED CONSERVATIVE ALLOCATION FUND; FEDERATED EMERGING MARKETS FUND; FEDERATED EQUITY INCOME FUND; FEDERATED EUROPEAN EQUITY FUND; FEDERATED EUROPEAN GROWTH FUND; FEDERATED EXCHANGE FUND; FEDERATED FLORIDA MUNICIPAL CASH TRUST; FEDERATED FUND FOR US GOVERNMENT SECURITIES; FEDERATED GEORGIA MUNICIPAL CASH TRUST; FEDERATED GLOBAL EQUITY FUND; FEDERATED GLOBAL FINANCIAL SERVICES FUND; FEDERATED GLOBAL VALUE FUND; FEDERATED GNMA TRUST; FEDERATED GOVERNMENT FUND; FEDERATED GOVERNMENT INCOME SECURITIES FUND; FEDERATED GOVERNMENT OBLIGATIONS FUND; FEDERATED GOVERNMENT OBLIGATIONS TAX-MANAGED FUND; FEDERATED GOVERNMENT ULTRASHORT DURATION FUND; FEDERATED GOVERNMENT ULTRASHORT FUND; FEDERATED GROWTH ALLOCATION FUND; FEDERATED GROWTH STRATEGIES FUND; FEDERATED HIGH INCOME BOND FUND; FEDERATED INCOME TRUST; FEDERATED INSTITUTIONAL HIGH-YIELD BOND FUND; FEDERATED INSTITUTIONAL SHORT DURATION GOVERNMENT FUND; FEDERATED INTERMEDIATE GOVERNMENT FUND; FEDERATED INTERMEDIATE INCOME FUND; FEDERATED INTERMEDIATE MUNICIPAL TRUST; FEDERATED INTERNATIONAL BOND FUND; FEDERATED INTERNATIONAL CAPITAL APPRECIATION FUND; FEDERATED INTERNATIONAL EQUITY FUND; FEDERATED INTERNATIONAL FUNDS PLC - HIGH INCOME ADVANTAGE FUND; FEDERATED INTERNATIONAL FUNDS PLC - SHORT-TERM EURO FUND; FEDERATED INTERNATIONAL FUNDS PLC - SHORT- TERM US GOVERNMENT SECURITIES FUND; FEDERATED INTERNATIONAL FUNDS PLC - SHORT-TERM US PRIME FUND; FEDERATED INTERNATIONAL FUNDS PLC - SHORT-TERM US TREASURY SECURITIES FUND; FEDERATED INTERNATIONAL GROWTH FUND; FEDERATED INTERNATIONAL HIGH INCOME FUND; FEDERATED INTERNATIONAL INCOME FUND; FEDERATED INTERNATIONAL SMALL COMPANY FUND; FEDERATED INTERNATIONAL VALUE FUND; FEDERATED KAUFMANN FUND; FEDERATED KAUFMANN SMALL CAP FUND; FEDERATED LARGE CAP GROWTH FUND; FEDERATED LARGE CAP INDEX FUND; FEDERATED LARGE CAP TECH FUND; FEDERATED LATIN AMERICAN GROWTH FUND; FEDERATED LIBERTY FUND; FEDERATED LIBERTY US GOVERNMENT MONEY MARKET TRUST; FEDERATED LIMITED DURATION FUND; FEDERATED LIMITED DURATION GOVERNMENT FUND; FEDERATED LIMITED TERM FUND; FEDERATED LIMITED TERM MUNICIPAL FUND; FEDERATED LIQUID CASH TRUST; FEDERATED MANAGED AGGRESSIVE GROWTH FUND; FEDERATED MANAGED GROWTH & INCOME FUND; FEDERATED MANAGED GROWTH FUND; FEDERATED MANAGED INCOME PORTFOLIO; FEDERATED MARKET OPPORTUNITY FUND; FEDERATED MARYLAND MUNICIPAL CASH TRUST; FEDERATED MASTER TRUST; FEDERATED MAX-CAP FUND; FEDERATED MAX-CAP INDEX FUND; FEDERATED MICHIGAN INTERMEDIATE MUNICIPAL TRUST; FEDERATED MID-CAP FUND; FEDERATED MID-CAP INDEX FUND; FEDERATED MINI-CAP FUND; FEDERATED MINI-CAP INDEX FUND; FEDERATED MINNESOTA MUNICIPAL CASH TRUST; FEDERATED MODERATE ALLOCATION FUND; FEDERATED MONEY MARKET TRUST; FEDERATED MORTGAGE FUND; FEDERATED MUNI & STOCK

ADVANTAGE FUND; FEDERATED MUNICIPAL OBLIGATIONS FUND; FEDERATED MUNICIPAL OPPORTUNITIES FUND; FEDERATED MUNICIPAL SECURITIES FUND; FEDERATED MUNICIPAL ULTRASHORT FUND; FEDERATED NEW ECONOMY FUND; FEDERATED NEW JERSEY MUNICIPAL CASH TRUST; FEDERATED NEW YORK MUNICIPAL CASH TRUST; FEDERATED NEW YORK MUNICIPAL INCOME FUND; FEDERATED NORTH CAROLINA MUNICIPAL CASH TRUST; FEDERATED NORTH CAROLINA MUNICIPAL INCOME FUND; FEDERATED OBLIGATION FUNDS; FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST; FEDERATED OHIO MUNICIPAL CASH TRUST; FEDERATED OHIO MUNICIPAL INCOME FUND; FEDERATED PENNSYLVANIA INTERMEDIATE MUNICIPAL TRUST; FEDERATED PENNSYLVANIA MUNICIPAL CASH TRUST; FEDERATED PENNSYLVANIA MUNICIPAL INCOME FUND; FEDERATED PREMIER INTERMEDIATE MUNICIPAL INCOME FUND; FEDERATED PREMIER MUNICIPAL INCOME FUND; FEDERATED PRIME CASH OBLIGATIONS FUND; FEDERATED PRIME OBLIGATIONS FUND; FEDERATED PRIME VALUE OBLIGATIONS FUND; FEDERATED SHORT-TERM INCOME FUND; FEDERATED SHORT-TERM MUNICIPAL TRUST; FEDERATED SHORT-TERM US GOVERNMENT TRUST; FEDERATED SMALL CAP STRATEGIES FUND; FEDERATED STOCK & BOND FUND; FEDERATED STOCK TRUST; FEDERATED STRATEGIC INCOME FUND; FEDERATED TAX-FREE INSTRUMENTS TRUST; FEDERATED TAX-FREE OBLIGATIONS FUND; FEDERATED TAX-FREE TRUST; FEDERATED TENNESSEE MUNICIPAL CASH TRUST; FEDERATED TOTAL RETURN BOND FUND; FEDERATED TOTAL RETURN GOVERNMENT BOND FUND; FEDERATED TOTAL RETURN LIMITED DURATION FUND; FEDERATED TREASURY OBLIGATIONS FUND; FEDERATED ULTRASHORT BOND FUND; FEDERATED US GOVERNMENT BOND FUND; FEDERATED US GOVERNMENT FUND; FEDERATED US GOVERNMENT SECURITIES FUND: 1-3 YEARS; FEDERATED US GOVERNMENT SECURITIES FUND: 5-10 YEARS; FEDERATED US GOVERNMENT SECURITIES FUND: 2-5 YEARS; FEDERATED US TREASURY CASH RESERVES; FEDERATED UTILITY FUND; FEDERATED VIRGINIA MUNICIPAL CASH TRUST; FEDERATED WORLD UTILITY FUND; IDEX FEDERATED TAX EXEMPT FUND (collectively known as the "FEDERATED FUNDS"),

Nominal Defendants.

TO: (Name of defendant continued from first page)

AMERICAN SKANDIA ADVISOR FUNDS INC. - FEDERATED HIGH YIELD BOND FUND, FEDERATED INTERNATIONAL FUNDS PLC - HIGH INCOME ADVANTAGE FUND, FEDERATED INTERNATIONAL FUNDS PLC - SHORT-TERM EURO FUND, FEDERATED INTERNATIONAL FUNDS PLC - SHORT-TERM US GOVERNMENT SECURITIES FUND, FEDERATED INTERNATIONAL FUNDS PLC - SHORT-TERM US PRIME FUND, FEDERATED INTERNATIONAL FUNDS PLC - SHORT-TERM US TREASURY SECURITIES FUND, AND IDEX FEDERATED TAX EXEMPT FUND (COLLECTIVELY, REFERRED TO AS "THE AMERICAN SKANDIA FUNDS")

RETURN OF SERVICE

Service of the Summons and complaint was made by me[1]	DATE
NAME OF SERVER *(PRINT)*	TITLE

Check one box below to indicate appropriate method of service

☐ Served personally upon the defendant. Place where served: ______________________

☐ Left copies thereof at the defendant's dwelling house or usual place of abode with a person of suitable age and discretion then residing therein.

Name of person with whom the summons and complaint were left: ______________________

☐ Returned ______________________

☐ Other ______________________

STATEMENT OF SERVICE FEES

TRAVEL	SERVICES	TOTAL

DECLARATION OF SERVER

I declare under penalty of perjury under the laws of the United States of America that the foregoing information contained in the Return of Service and Statement of Service Fees is true and correct.

Executed on ______________ Date ______________________ Signature of Server

______________________ Address of Server

(1) As to who may serve a summons see Rule 4 of the Federal Rules of Civil Procedure.

COPY

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF PENNSYLVANIA

JOHN M. SPAHN, IRA, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, vs. FEDERATED INVESTORS, INC.; FEDERATED INVESTMENT MANAGEMENT COMPANY; FEDERATED GLOBAL INVESTMENT MANAGEMENT CORP.; JOHN F. DONAHUE, J. CHRISTOPHER DONAHUE; LAWRENCE D. ELLIS; THOMAS G. BIGLEY; JOHN T. CONROY, JR.; NICHOLAS P. CONSTANTAKIS; JOHN F. CUNNINGHAM; PETER E. MADDEN; CHARLES F. MANSFIELD, JR.; JOHN E. MURRAY, JR.; MARJORIE P. SMUTS; JOHN S. WALSH and JOHN DOES 1-100, Defendants, AMERICAN SKANDIA ADVISOR FUNDS INC.- FEDERATED HIGH YIELD BOND FUND; FEDERATED ADJUSTABLE RATE US GOVERNMENT FUND; FEDERATED ADJUSTABLE RATE SECURITIES FUND; FEDERATED AGGRESSIVE GROWTH FUND; FEDERATED ALABAMA MUNICIPAL CASH TRUST; FEDERATED AMERICAN LEADERS FUND; FEDERATED ARMS FUND; FEDERATED ASIA PACIFIC GROWTH FUND; FEDERATED AUTOMATED CASH MANAGEMENT TRUST; FEDERATED AUTOMATED GOVERNMENT CASH RESERVES; FEDERATED AUTOMATED TREASURY CASH RESERVES; FEDERATED BOND FUND; FEDERATED BOND INDEX FUND; FEDERATED CALIFORNIA MUNICIPAL INCOME FUND; FEDERATED CAPITAL APPRECIATION FUND; FEDERATED CAPITAL GROWTH FUND; FEDERATED CAPITAL INCOME FUND; FEDERATED COMMUNICATIONS TECHNOLOGY	Civil Action No. _____ **CLASS ACTION COMPLAINT FOR EXCESSIVE FEES IN VIOLATION OF SECTIONS 34(b), 36(b) AND 48(a) OF THE INVESTMENT COMPANY ACT AND SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT, AND FOR BREACHES OF FIDUCIARY DUTY** **JURY TRIAL DEMANDED**

[Caption continues on next page]

FUND; FEDERATED CONNECTICUT MUNICIPAL CASH TRUST; FEDERATED CONSERVATIVE ALLOCATION FUND; FEDERATED EMERGING MARKETS FUND; FEDERATED EQUITY INCOME FUND; FEDERATED EUROPEAN EQUITY FUND; FEDERATED EUROPEAN GROWTH FUND; FEDERATED EXCHANGE FUND; FEDERATED FLORIDA MUNICIPAL CASH TRUST; FEDERATED FUND FOR US GOVERNMENT SECURITIES; FEDERATED GEORGIA MUNICIPAL CASH TRUST; FEDERATED GLOBAL EQUITY FUND; FEDERATED GLOBAL FINANCIAL SERVICES FUND; FEDERATED GLOBAL VALUE FUND; FEDERATED GNMA TRUST; FEDERATED GOVERNMENT FUND; FEDERATED GOVERNMENT INCOME SECURITIES FUND; FEDERATED GOVERNMENT OBLIGATIONS FUND; FEDERATED GOVERNMENT OBLIGATIONS TAX-MANAGED FUND; FEDERATED GOVERNMENT ULTRASHORT DURATION FUND; FEDERATED GOVERNMENT ULTRASHORT FUND; FEDERATED GROWTH ALLOCATION FUND; FEDERATED GROWTH STRATEGIES FUND; FEDERATED HIGH INCOME BOND FUND; FEDERATED INCOME TRUST; FEDERATED INSTITUTIONAL HIGH-YIELD BOND FUND; FEDERATED INSTITUTIONAL SHORT DURATION GOVERNMENT FUND; FEDERATED INTERMEDIATE GOVERNMENT FUND; FEDERATED INTERMEDIATE INCOME FUND; FEDERATED INTERMEDIATE MUNICIPAL TRUST; FEDERATED INTERNATIONAL BOND FUND; FEDERATED INTERNATIONAL CAPITAL APPRECIATION FUND; FEDERATED INTERNATIONAL EQUITY FUND; FEDERATED INTERNATIONAL FUNDS PLC - HIGH INCOME ADVANTAGE FUND; FEDERATED INTERNATIONAL FUNDS PLC - SHORT-TERM EURO FUND; FEDERATED INTERNATIONAL FUNDS PLC - SHORT- TERM US GOVERNMENT SECURITIES FUND; FEDERATED INTERNATIONAL FUNDS PLC - SHORT-TERM US PRIME FUND; FEDERATED INTERNATIONAL FUNDS PLC - SHORT-TERM US TREASURY

[Caption continues on next page]

SECURITIES FUND; FEDERATED INTERNATIONAL GROWTH FUND; FEDERATED INTERNATIONAL HIGH INCOME FUND; FEDERATED INTERNATIONAL INCOME FUND; FEDERATED INTERNATIONAL SMALL COMPANY FUND; FEDERATED INTERNATIONAL VALUE FUND; FEDERATED KAUFMANN FUND; FEDERATED KAUFMANN SMALL CAP FUND; FEDERATED LARGE CAP GROWTH FUND; FEDERATED LARGE CAP INDEX FUND; FEDERATED LARGE CAP TECH FUND; FEDERATED LATIN AMERICAN GROWTH FUND; FEDERATED LIBERTY FUND; FEDERATED LIBERTY US GOVERNMENT MONEY MARKET TRUST; FEDERATED LIMITED DURATION FUND; FEDERATED LIMITED DURATION GOVERNMENT FUND; FEDERATED LIMITED TERM FUND; FEDERATED LIMITED TERM MUNICIPAL FUND; FEDERATED LIQUID CASH TRUST; FEDERATED MANAGED AGGRESSIVE GROWTH FUND; FEDERATED MANAGED GROWTH & INCOME FUND; FEDERATED MANAGED GROWTH FUND; FEDERATED MANAGED INCOME PORTFOLIO; FEDERATED MARKET OPPORTUNITY FUND; FEDERATED MARYLAND MUNICIPAL CASH TRUST; FEDERATED MASTER TRUST; FEDERATED MAX-CAP FUND; FEDERATED MAX-CAP INDEX FUND; FEDERATED MICHIGAN INTERMEDIATE MUNICIPAL TRUST; FEDERATED MID-CAP FUND; FEDERATED MID-CAP INDEX FUND; FEDERATED MINI-CAP FUND; FEDERATED MINI-CAP INDEX FUND; FEDERATED MINNESOTA MUNICIPAL CASH TRUST; FEDERATED MODERATE ALLOCATION FUND; FEDERATED MONEY MARKET TRUST; FEDERATED MORTGAGE FUND; FEDERATED MUNI & STOCK ADVANTAGE FUND; FEDERATED MUNICIPAL OBLIGATIONS FUND; FEDERATED MUNICIPAL OPPORTUNITIES FUND; FEDERATED MUNICIPAL SECURITIES FUND; FEDERATED MUNICIPAL ULTRASHORT FUND; FEDERATED NEW ECONOMY FUND;

[Caption continues on next page]

FEDERATED NEW JERSEY MUNICIPAL CASH TRUST; FEDERATED NEW YORK MUNICIPAL CASH TRUST; FEDERATED NEW YORK MUNICIPAL INCOME FUND; FEDERATED NORTH CAROLINA MUNICIPAL CASH TRUST; FEDERATED NORTH CAROLINA MUNICIPAL INCOME FUND; FEDERATED OBLIGATION FUNDS; FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST; FEDERATED OHIO MUNICIPAL CASH TRUST; FEDERATED OHIO MUNICIPAL INCOME FUND; FEDERATED PENNSYLVANIA INTERMEDIATE MUNICIPAL TRUST; FEDERATED PENNSYLVANIA MUNICIPAL CASH TRUST; FEDERATED PENNSYLVANIA MUNICIPAL INCOME FUND; FEDERATED PREMIER INTERMEDIATE MUNICIPAL INCOME FUND; FEDERATED PREMIER MUNICIPAL INCOME FUND; FEDERATED PRIME CASH OBLIGATIONS FUND; FEDERATED PRIME OBLIGATIONS FUND; FEDERATED PRIME VALUE OBLIGATIONS FUND; FEDERATED SHORT-TERM INCOME FUND; FEDERATED SHORT-TERM MUNICIPAL TRUST; FEDERATED SHORT-TERM US GOVERNMENT TRUST; FEDERATED SMALL CAP STRATEGIES FUND; FEDERATED STOCK & BOND FUND; FEDERATED STOCK TRUST; FEDERATED STRATEGIC INCOME FUND; FEDERATED TAX-FREE INSTRUMENTS TRUST; FEDERATED TAX-FREE OBLIGATIONS FUND; FEDERATED TAX-FREE TRUST; FEDERATED TENNESSEE MUNICIPAL CASH TRUST; FEDERATED TOTAL RETURN BOND FUND; FEDERATED TOTAL RETURN GOVERNMENT BOND FUND; FEDERATED TOTAL RETURN LIMITED DURATION FUND; FEDERATED TREASURY OBLIGATIONS FUND; FEDERATED ULTRASHORT BOND FUND; FEDERATED US GOVERNMENT BOND FUND; FEDERATED US GOVERNMENT FUND; FEDERATED US GOVERNMENT SECURITIES FUND: 1-3 YEARS; FEDERATED US GOVERNMENT SECURITIES FUND: 5-10 YEARS; FEDERATED US GOVERNMENT SECURITIES FUND: 2-5 YEARS; FEDERATED US TREASURY CASH RESERVES;

[Caption continues on next page]

FEDERATED UTILITY FUND; FEDERATED VIRGINIA MUNICIPAL CASH TRUST; FEDERATED WORLD UTILITY FUND; IDEX FEDERATED TAX EXEMPT FUND (collectively known as the "FEDERATED FUNDS"),

Nominal Defendants.

Plaintiff, by and through his counsel, alleges the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, and advisories, press releases, media reports, news articles, academic literature, and academic studies. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. Plaintiff brings this action as a class action on behalf of investors in mutual funds belonging to the Federated Investors, Inc., family of mutual funds (the "Federated Funds"), and derivatively on behalf of the Federated Funds, against the Federated Funds investment advisers, their corporate parents and the Federated Funds directors and trustees.

2. This complaint alleges that the Investment Adviser Defendants (as defined herein) drew upon the assets of the Federated Funds to pay brokers to aggressively push Federated Funds over other funds, and that the Investment Adviser Defendants concealed such payments from investors by disguising them as brokerage commissions. Such brokerage commissions, though payable from fund assets, were not disclosed to investors in the Federated Funds public filings or elsewhere.

3. Thus Federated Funds investors were induced to purchase Federated Funds by brokers who received undisclosed payments from the Investment Adviser Defendants to push Federated Funds over other mutual funds and who therefore had an undisclosed conflict of interest. Then, once invested in one or more of the Federated Funds, Federated Funds investors were charged and paid undisclosed fees that were improperly used to pay brokers to aggressively push Federated Funds to still other brokerage clients.

4. The Investment Adviser Defendants were motivated to make these secret payments to finance the improper marketing of Federated Funds because their fees were calculated as a percentage of funds under management and, therefore, tended to increase as the number of Federated Funds investors grew. For example, as stated in the Federated Investors, Inc. annual report on Form 10-K filed with the SEC for fiscal year ended December 31, 2002, investment advisory fee revenues were as follows: $380,234,000 in 2000, $422,980,000 in 2001 and $453,600,000 in 2002. This increase in advisory fee revenues was primarily due to a corresponding increase in average managed assets during this period. The Investment Adviser Defendants attempted to justify this conduct on the ground that by increasing the Federated Funds assets they were creating economies of scale that inured to the benefit of investors but, in truth and in fact, Federated Funds investors received none of the benefits of these purported economies of scale. Rather, fees and costs associated with the Federated Funds steadily increased during the Class Period (as defined herein), in large part because the Investment Adviser Defendants continued to skim from the Federated Funds to finance their ongoing marketing campaign. The Federated Funds directors and trustees, who purported to be Federated Funds investor watchdogs, knowingly or recklessly permitted this conduct to occur.

5. By engaging in this conduct, the Investment Adviser Defendants, and the defendant entities that control them, breached their statutorily-defined fiduciary duties under Sections 36(a) and (b) of the Investment Company Act of 1940 (the "Investment Company Act") and Section 206 of the Investment Advisers Act of 1940 (the "Investment Advisers Act"), breached their common law fiduciary duties, and knowingly aided and abetted the brokers in the breach of fiduciary duties to their clients. The Investment Adviser Defendants also violated Section 34(b) of the Investment Company Act because, to further their improper course of conduct, they made untrue statements of material fact in fund registration statements, and

omitted to disclose material facts, concerning the procedure for determining the amount of fees payable to the Investment Adviser Defendants and concerning the improper uses to which the fees were put. Additionally, the Federated Funds directors and trustees breached their common law fiduciary duties to the Federated Funds investors by knowingly and/or recklessly allowing the improper conduct alleged herein to occur and harm Federated Funds investors.

6. On January 28, 2004, the *Los Angeles Times* published an article about a Senate committee hearing on mutual fund abuses which stated, in pertinent part, as follows:

> "The mutual fund industry is indeed the world's largest skimming operation," said Sen. Peter Fitzgerald (R-Ill.), chairman of the panel, comparing the scandal-plagued industry to "a $7-trillion trough" exploited by fund managers, brokers and other insiders.

JURISDICTION AND VENUE

7. The claims asserted herein arise under and pursuant to Sections 34(b), 36(b) and 48(a) of the Investment Company Act, 15 U.S.C. §§80a-33(b), 80a-35(a) and (b) and 80a-47(a), Sections 206 and 215 of the Investment Advisers Act, 15 U.S.C. §§80b-6 and 80b-15, and common law.

8. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. §80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. §80b-14; and 28 U.S.C. § 1391(b).

9. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendant Federated Investors, Inc. is the ultimate parent of defendants bearing the Federated name, was an active participant in the wrongful conduct

alleged herein and is headquartered within this District, at 1001 Liberty Avenue, Pittsburgh, Pennsylvania.

10. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

11. Plaintiff John M. Spahn, IRA ("Plaintiff") purchased during the Class Period and continues to own shares or units of the Federated Kaufmann Fund, Federated Equity Income Fund, Federated Investment Services Fund, Federated Capital Appreciation Fund, Federated American Leaders Fund and the Federated Stock & Bond Fund and has been damaged by the conduct alleged herein.

12. Defendant Federated Investors, Inc., a Pennsylvania corporation, is a provider of investment management products and related financial services. Together with its subsidiaries, Federal Investors, Inc., sponsors, markets and provides investment-related services to various investment products, including mutual funds. It is one of the largest mutual fund managers in the United States with $195.4 billion in assets under management as of December 31, 2002. Federated Investors, Inc. is headquartered at 1001 Liberty Avenue, Pittsburgh, Pennsylvania.

13. Defendant Federated Investment Management Company ("FIM") is registered as an investment adviser under the Investment Advisers Act and managed and advised certain Federated Funds. FIM, a wholly-owned subsidiary of Federated Investors, Inc., is headquartered in Pittsburgh, Pennsylvania.

14. Defendant Federated Global Investment Management Corp. ("Global") is registered as an investment adviser under the Investment Advisers Act and managed and advised

certain international Federated Funds. Global, a wholly-owned subsidiary of Federated Investors, Inc., is headquartered in Pittsburgh, Pennsylvania.

15. Defendants FIM and Global are herein collectively known as the "Investment Adviser Defendants." Investment management fees payable to the Investment Adviser Defendants are calculated as a percentage of fund assets under management.

16. During the Class Period, defendant John F. Donahue ("John Donahue") was a Chairman and Director or Trustee charged with overseeing all of the 44 investment companies (comprising 138 portfolios) that make up the Federated fund complex. Additionally, John Donahue served as Chairman and Director of Federated Investors, Inc. during the Class Period and was previously a Trustee of FIM. John Donahue's business address is Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, PA 15222.

17. During the Class Period, defendant J. Christopher Donahue ("Christopher Donahue") was a Director or Trustee of certain of the funds comprising the Federated fund complex. Additionally, during the Class Period, Christopher Donahue served as Principal Executive Officer and President of the Federated fund complex and as President, Chief Executive Officer and Director of Federated Investors, Inc. Christopher Donahue also served during the Class Period as Chairman and Trustee of FIM and Chairman and Director of Global. Prior to the Class Period, Christopher Donahue served as President and Chief Executive Officer of FIM and Global. Christopher Donahue's business address is Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, PA 15222.

18. During the Class Period, defendant Lawrence D. Ellis ("Ellis") was a Director or Trustee charged with overseeing all of the 44 investment companies (comprising 138 portfolios) that make up the Federated fund complex. For his service as a Director or Trustee overseeing the Federated fund complex, Ellis received compensation of $148,500 for the calendar year ended

December 31, 2002. Ellis' business address is 3471 Fifth Avenue, Suite 1111, Pittsburgh, PA 15213.

19. During the Class Period, defendant Thomas G. Bigley ("Bigley") was a Director or Trustee charged with overseeing all of the 44 investment companies (comprising 138 portfolios) that make up the Federated fund complex. For his service as a Director or Trustee overseeing the Federated fund complex, Bigley received compensation of $163,350 for the calendar year ended December 31, 2002. Bigley's business address is 15 Old Timber Trail, Pittsburgh, PA 15238.

20. During the Class Period, defendant John T. Conroy, Jr. ("Conroy") was a Director or Trustee charged with overseeing all of the 44 investment companies (comprising 138 portfolios) that make up the Federated fund complex. For his service as a Director or Trustee overseeing the Federated fund complex, Conroy received compensation of $163,350 for the calendar year ended December 31, 2002. Conroy's business address is 3838 Tamiami Trail North, Naples, FL 34103.

21. During the Class Period, defendant Nicholas P. Constantakis ("Constantakis") was a Director or Trustee charged with overseeing all of the 44 investment companies (comprising 138 portfolios) that make up the Federated fund complex. For his service as a Director or Trustee overseeing the Federated fund complex, Constantakis received compensation of $163,350 for the calendar year ended December 31, 2002. Constantakis's business address is 175 Woodshire Drive, Pittsburgh, PA 15215.

22. During the Class Period, defendant John F. Cunningham ("Cunningham") was a Director or Trustee charged with overseeing all of the 44 investment companies (comprising 138 portfolios) that make up the Federated fund complex. For his service as a Director or Trustee overseeing the Federated fund complex, Cunningham received compensation of $148,500 for the

calendar year ended December 31, 2002. Cunningham's business address is 353 El Brillo Way, Palm Beach, FL 33480.

23. During the Class Period, defendant Peter E. Madden ("Madden") was a Director or Trustee charged with overseeing all of the 44 investment companies (comprising 138 portfolios) that make up the Federated fund complex. For his service as a Director or Trustee overseeing the Federated fund complex, Madden received compensation of $148,500 for the calendar year ended December 31, 2002. Madden's business address is 100 Royal Palm Way, Palm Beach, FL 33480.

24. During the Class Period, defendant Charles F. Mansfield, Jr. ("Mansfield") was a Director or Trustee charged with overseeing all of the 44 investment companies (comprising 138 portfolios) that make up the Federated fund complex. For his service as a Director or Trustee overseeing the Federated fund complex, Mansfield received compensation of $163,350 for the calendar year ended December 31, 2002. Mansfield's business address is 80 South Road, Westhampton Beach, NY 11978.

25. During the Class Period, defendant John E. Murray, Jr. ("Murray") was a Director or Trustee charged with overseeing all of the 44 investment companies (comprising 138 portfolios) that make up the Federated fund complex. For his service as a Director or Trustee overseeing the Federated fund complex, Murray received compensation of $178,200 for the calendar year ended December 31, 2002. Murray's business address is Chancellor, Duquesne University, 600 Forbes Avenue, Pittsburgh, PA 15282.

26. During the Class Period, defendant Marjorie P. Smuts ("Smuts") was a Director or Trustee charged with overseeing all of the 44 investment companies (comprising 138 portfolios) that make up the Federated fund complex. For her service as a Director or Trustee overseeing the Federated fund complex, Smuts received compensation of $148,500 for the

calendar year ended December 31, 2002. Smuts' address is 4905 Bayard Street, Pittsburgh, PA 15213.

27. During the Class Period, defendant John S. Walsh ("Walsh") was a Director or Trustee charged with overseeing all of the 44 investment companies (comprising 138 portfolios) that make up the Federated fund complex. For his service as a Director or Trustee overseeing the Federated fund complex, Walsh received compensation of $148,500 for the calendar year ended December 31, 2002. Walsh's business address is 2604 William Drive, Valparaiso, IN 46385.

28. Defendants John Does 1-100 were Directors or Trustees charged with overseeing the Federated fund complex during the Class Period, and any other wrongdoers later discovered, whose identities have yet to be ascertained and which will be determined during the course of Plaintiffs' counsel's ongoing investigation.

29. Defendants John Donahue, Christopher Donahue, Ellis, Bigley, Conroy, Constantakis, Cunningham, Madden, Mansfield, Murray, Smuts, Walsh and John Does 1-100 are referred to collectively herein as the "Director Defendants."

30. Nominal defendants the Federated Funds, as identified in the caption of this complaint and on the list annexed hereto as Exhibit A, are open-ended management companies consisting of the capital invested by mutual fund shareholders, each having a board of directors or trustees charged with representing the interests of the shareholders in one or a series of the funds. The Federated Funds are named as nominal defendants to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

31. Plaintiff brings certain of these claims as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who

purchased, redeemed or held shares or like interests in any of the Federated Funds between March 8, 1999 and January 9, 2004, inclusive, and who were damaged thereby (the "Class"). Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

32. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are many thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Federated Funds and the Investment Adviser Defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

33. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

34. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

35. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the Investment Company Act was violated by defendants' acts as alleged herein;

(b) whether the Investment Advisers Act was violated by defendants' acts as alleged herein;

(c) whether the Investment Adviser Defendants breached their common law fiduciary duties and/or knowingly aided and abetted common law breaches of fiduciary duties;

(d) whether statements made by defendants to the investing public during the Class Period misrepresented or omitted to disclose material facts about the business, operations and financial statements of the Federated Funds; and

(e) to what extent the members of the Class have sustained damages and the proper measure of damages.

36. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

The Director Defendants Breached Their Fiduciary Duties To Federated Funds Investors

37. Federated Funds public filings state that the Federated Funds have boards of directors or trustees that are responsible for the management and supervision of each fund. In this regard, the Statement of Additional Information dated May 31, 2003 for funds offered by Federated American Leaders Fund, Inc., which includes various classes of Federated American Leaders Fund (the "Statement of Additional Information"), which is available to the investor upon request, is typical of the Statements of Additional Information available for other Federated Funds. It states that, "[t]he Board is responsible for managing the Fund's business affairs and for exercising all the Fund's powers except those reserved for the shareholders."

38. Moreover, the most recent Form 10-K for Federated Investors, Inc. stated, with respect to the duties of the directors and trustees vis-à-vis the funds' investment advisers, as follows:

> ***Each of the funds enters into an advisory agreement that is subject to annual approval by the fund directors or trustees,*** including a majority of the directors who are not "interested persons" of the funds or Federated as defined under the Investment Company Act.

[Emphasis added.] The directors or trustees of each fund are thus responsible for the review and approval of the advisory and fee agreements between the investment advisers and the Federated Funds.

39. The Statement of Additional Information also sets forth in greater detail the purported process by which the investment managers are approved:

> As required by the 1940 Act, the Fund's Board has reviewed the Fund's investment advisory contract. The Board's decision to approve the contract reflects the exercise of its business judgment on whether to continue the existing arrangements. During its review of the contract, the Board considers many factors, among the most material of which are: the Fund's investment objectives and long term performance; the Adviser's management philosophy, personnel, and processes; the preferences and expectations of Fund shareholders and their relative sophistication; the continuing state of competition in the mutual fund industry; comparable fees in the mutual fund industry; the range and quality of services provided to the Fund and its shareholders by the Federated organization in addition to investment advisory services; and the Fund's relationship to the Federated funds.
>
> * * *
>
> ***The Board also considers the compensation and benefits received by the Adviser. This includes fees received for services provided to the Fund by other entities in the Federated organization and research services received by the Adviser from brokers that execute fund trades, as well as advisory fees.***

[Emphasis added.]

40. The Investment Company Institute ("ICI"), of which Federated Investors, Inc. is a member, recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.
>
> Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.
>
> ***Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.***
>
> ***In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.***

[Emphasis added.][1]

41. In truth and in fact, the Federated Funds boards of directors, *i.e.* the Director Defendants, were captive to and controlled by Federated Investors, Inc. and the Investment Adviser Defendants, who induced the Director Defendants to breach their statutory and fiduciary duties to manage and supervise the Federated Funds, approve all significant agreements and otherwise take reasonable steps to prevent the Investment Adviser Defendants from skimming Federated Funds assets. In many cases, key Federated Funds directors or trustees were

---

[1] The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members have 86.6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excerpted from a paper entitled *Understanding the Role of Mutual Fund Directors*, available on the ICI's website at http://www.ici.org/issues/dir/bro_mf_directors.pdf.

employees or former employees of Federated Investors, Inc. or the Investment Adviser Defendants and were beholden for their positions, not to Federated Funds investors, but, rather, to the Investment Adviser Defendants they were supposed to oversee. The Director Defendants served for indefinite terms at the pleasure of the Investment Adviser Defendants and formed supposedly independent committees, charged with responsibility for billions of dollars of fund assets (much of which were comprised of investors' college and retirement savings).

42. To ensure that the directors toed the line, the Investment Adviser Defendants often recruited key fund directors from the ranks of Federated Investors, Inc. or the Investment Adviser Defendants. For example, during the Class Period, defendant John Donahue was a Chairman and Director or Trustee charged with overseeing all of the 44 investment companies (comprising 138 portfolios) that make up the Federated fund complex. Additionally, John Donahue served as Chairman and Director of Federated Investors, Inc. during the Class Period and was previously a Trustee of FIM. Similarly, during the Class Period, defendant Christopher Donahue was a Director or Trustee of certain of the funds comprising the Federated fund complex. Additionally, during the Class Period, Christopher Donahue served as Principal Executive Officer and President of the Federated fund complex and as President, Chief Executive Officer and Director of Federated Investors, Inc. Christopher Donahue also served during the Class Period as Chairman and Trustee of FIM and Chairman and Director of Global. Prior to the Class Period, Christopher Donahue served as President and Chief Executive Officer of FIM and Global.

43. In exchange for creating and managing the Federated Funds, including the Federated Kaufmann Fund, Federated Equity Income Fund, Federated Investment Services Fund, Federated Capital Appreciation Fund, Federated American Leaders Fund and the Federated Stock & Bond Fund, the Investment Adviser Defendants charged the Federated Funds a variety

of fees, each of which was calculated as a percentage of assets under management. Hence, the more money invested in the funds, the greater the fees paid to Federated Investors, Inc. As stated in the Federated Investors, Inc. annual report on Form 10-K filed with the SEC for fiscal year ended December 31, 2002, "Federated [Investors'] principal source of revenue is investment advisory fee income earned by various subsidiaries of Federated [Investors] pursuant to investment advisory contracts with the investment products. . . . Investment advisers are compensated for their services in the form of investment advisory fees based upon the net assets of the fund."

44. The success of Federated Investors, Inc. is dependent upon the investment advisory fees paid to its subsidiary investment advisers by the mutual funds they advise. Again, the revenue derived from such fees is dependent upon the amount of assets under management. In this regard, the most recent Form 10-K for Federated Investors, Inc. stated the following:

> ***A significant portion of Federated's revenue is derived from investment advisory fees, which are based on the value of Managed Assets*** and vary with the type of asset being managed, with higher fees generally earned on equity products than on fixed-income and money market products. ***Consequently, significant fluctuations in the prices of securities held by, or the level of redemptions from, the funds or other products advised by Federated may materially affect the amount of Managed Assets and thus Federated's revenue, profitability and ability to grow.***

[Emphasis added.]

45. In theory, the fees charged to fund investors are negotiated at arm's-length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the Director Defendants' dependence on the investment management company, and their failure to properly manage the investment advisers, millions of dollars in Federated Funds assets were transferred through fees

payable from Federated Funds assets to the Investment Adviser Defendants that were of no benefit to fund investors.

46. As a result of these practices, the mutual fund industry was enormously profitable *for Federated Investors, Inc.* In this regard, a *Forbes* article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . . [f]or the most part, customers do not enjoy the benefits of the economies of scale created by having larger funds. ***Indeed, once a fund reaches a certain critical mass, the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true - once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors.***
>
> * * *
>
> ***The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%. . . .*** Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: 'Tens of thousands of "independent" directors, over more than six decades, have failed miserably.' A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never."

[Emphasis added.]

47. Plaintiff and other members of the Class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which the Investment Adviser Defendants were using so-called 12b-1 fees, Soft Dollars (as defined below) and commissions to improperly siphon assets from the funds.

The Investment Adviser Defendants Used
Rule 12b-1 Marketing Fees For Improper Purposes

48. Rule 12b-1, promulgated by the SEC under Section 12(b) of the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions, among others, are that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The directors may continue the plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the Act that ***there is a reasonable likelihood that the plan will benefit the company and its shareholders.***" [Emphasis added.]

49. The Rule 12b-1 exceptions to the Section 12(b) prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Director Defendants authorized, and the

Investment Adviser Defendants collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees.

50. However, the purported Rule 12b-1 fees charged to Federated Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the 12b-1 plans would benefit the company and its shareholders. On the contrary, as the funds were marketed and the number of fund investors increased, the economies of scale thereby created, if any, were not passed on to Federated Funds investors. Rather, Federated Funds management and other fees steadily increased throughout the Class Period. This was a red flag that the Director Defendants knowingly or recklessly disregarded. In truth, the Federated Funds marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. If the Director Defendants reviewed written reports of the amounts expended pursuant to the Federated Funds Rule 12b-1 plans, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 plans, on a quarterly basis as required — which seems highly unlikely under the circumstances set forth herein — the Director Defendants either knowingly or recklessly failed to terminate the plans and the payments made pursuant to the Rule 12b-1 plans, even though such payments not only harmed existing Federated Funds shareholders, but also were improperly used to induce brokers to breach their duties of loyalty to their prospective Federated Funds investors.

51. Many of the Federated Funds charging Rule 12b-1 fees charged investors the maximum fees permissible pursuant to the Federated Funds Rule 12b-1 plans. There was no reasonable likelihood that the Rule 12b-1 fees would benefit the funds or their shareholders because the increased fees charged to shareholders created diminished marginal returns. Therefore, the Rule 12b-1 plans authorizing such fees should have been terminated.

52. As set forth below, in violation of Rule 12b-1 and Section 28(e) of the Securities Exchange Act, defendants made additional undisclosed payments to brokers, in the form of excessive commissions, that were not disclosed or authorized by the Federated Funds Rule 12b-1 plans.

The Investment Adviser Defendants Charged Their Overhead To Federated Funds Investors And Secretly Paid Excessive Commissions To Brokers To Steer Clients To Federated Funds

53. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined ***in good faith*** that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §28(e) (emphasis added). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

54. The Investment Adviser Defendants went far beyond what is permitted by the Section 28(e) safe harbor. The Investment Adviser Defendants used Soft Dollars to pay

overhead costs, thus charging Federated Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the investment advisers' fiduciary duties, properly should have been borne by the Investment Adviser Defendants. The Investment Adviser Defendants also paid excessive commissions to broker dealers on top of any supposedly justifiable Soft Dollars to steer their clients to Federated Funds and directed brokerage business to firms that favored Federated Funds. Such payments and directed-brokerage payments were used to fund sales contests and other undisclosed financial incentives to push Federated Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to Federated Funds regardless of the funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty. By paying the excessive brokerage commissions, the Investment Adviser Defendants also violated Section 12(b) of the Investment Company Act because such payments were not made pursuant to valid Rule 12b-1 plans.

55. The excessive commissions did not fund any services that benefited the Federated Funds shareholders. This practice materially harmed Plaintiff and other members of the Class from whom the Soft Dollars and excessive commissions were taken.

56. Additionally, on information and belief, the Federated Funds, similar to other members of the industry, have a practice of charging lower management fees to institutional clients than to ordinary mutual fund investors through their mutual fund holdings. This discriminatory treatment cannot be justified by any additional services to the ordinary investor and is a further breach of fiduciary duties.

The Truth Begins To Emerge

57. On January 9, 2004, the *Wall Street Journal* exposed the relationship between the broker Edward D. Jones & Co. ("Edward Jones") and Federated Investors, Inc., as well as six other mutual funds companies, where the companies paid Edward Jones substantial amounts to

favor those companies when pitching funds to customers. In the article, the *Wall Street Journal* detailed Edward Jones' wrongdoing based on an investigation that included interviews with 18 former and current Edward Jones brokers.

58. According to the article, the pressure to sell the preferred funds made it financially foolhardy for Edward Jones brokers to sell non-preferred funds. Quoting brokers who had sold only the preferred funds for years, the article reported as follows:

> Individual brokers have a strong financial incentive to pitch favored funds. The revenue-sharing payments are credited as income to the profit-and-loss statements of brokerage branches. Those statements are a significant factor in determining the size of brokers' bonuses, generally awarded three times a year, according to former brokers. The bonuses can add up to $80,000 or $90,000 for a good producer, and often average about a third of total compensation.
>
> ***"I sold no outside funds, says former broker Eddie Hatch, who worked at Jones in North Carolina for 13 years, until he left in 2000 to work for another brokerage firm. You took a reduced payout" if you sold funds not on the preferred list, he adds.***
>
> Jones floods its brokers with literature from its preferred funds, former brokers say. "I didn't take the blinders off for nine years," says Scott Maxwell of Cary, N.C., a broker who left Jones for another firm in March of last year. He switched jobs, he says, largely because he was uncomfortable with the limited fund selection. Mr. Maxwell says he wanted to be freer to offer clients funds with better investment performance and lower fees.
>
> Jeff Davis says he was "young and wet behind the ears" when he was hired at Jones in 1993 after a stint as a White House intern. ***Even before he fully understood the financial incentives, he says he sold the seven funds almost exclusively. "I was afraid not to,"*** he adds. Mr. Davis, who left Jones in 2001 and started his own business, also says he was uncomfortable with the incentives and wanted more leeway to sell other funds.

[Emphasis added.]

59. The revenue-sharing arrangements were harmful to investors, who, consistent with Edward Jones' representations, believed they are receiving objective, independent advice.

In this regard, the *Wall Street Journal* article quotes a disappointed Edward Jones client who invested in one of the preferred mutual funds as follows:

> Like many who bought poorly performing [...] mutual funds in recent years, Nancy Wessels lost big. [...] What the 80-year old widow's broker, Edward D. Jones & Co., never told her was that it had a strong incentive to sell [the "preferred"] funds instead of rivals that performed better. Jones receives hefty payments – one estimate tops $100 million a year – from [the "preferred"] fund companies in exchange for favoring those companies' funds at Jones's 8,131 U.S. sales offices, the largest brokerage network in the nation.
>
> ***When training its brokers in fund sales, Jones gives them information almost exclusively about the seven "preferred" fund companies, according to former Jones brokers.*** Bonuses for brokers depend in part on selling the preferred funds, and Jones generally discourages contact between brokers and sales representatives from rival funds. ***But while revenue sharing and related incentives are familiar to industry insiders, Jones typically doesn't tell customers about any of these arrangements.***
>
> ***The situation "gives you the feeling of being violated," says Mrs. Wessel's son, DuWayne, a Waterloo, Iowa, real-estate broker.*** He says he found out about the fund-company payments to Jones from his mother's new broker when the son moved her $300,000 account to another firm in 2002.
>
> ***The deception is that the broker seems to give objective advice," says Tamar Frankel, a law professor at Boston University who specializes in mutual-fund regulation. "In fact, he is paid more for pushing only certain funds."***

[Emphasis added.]

60. The *Wall Street Journal* similarly noted that Edward Jones brokers were steering customers to Federated mutual funds, although "[j]ust over half of Federated's stock funds, for example, beat their peers last year, after only 44% did so in 2002, according to Morningstar [and] [o]nly a quarter topped their peers in 2001."

61. On January 14, 2004, the *Wall Street Journal* published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." Citing "a person

familiar with the investigation," the article notes that the SEC is "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to brokerage firms that favor those fund companies' products." The article stated in pertinent part as follows:

> ***The SEC has been probing the business arrangements between fund companies and brokerage firms since last spring.*** It held a news conference yesterday to announce ***it has found widespread evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements.***
>
> Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage firms.
>
> The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund.
>
> * * *
>
> ***People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.***

Id. [emphasis added.]

<u>The Prospectuses Were Materially False And Misleading</u>

62. Plaintiff and other members of the Class were entitled to, and did receive, one or more of the prospectuses (the "Prospectuses"), pursuant to which the Federated Funds shares were offered, each of which contained substantially the same materially false and misleading statements and omissions regarding 12b-1 fees, commissions and Soft Dollars.

63. The Statement of Additional Information, referred to in certain of the Federated Funds' prospectuses and available to the investor upon request, stated as follows with respect to Soft Dollars and directed brokerage:

> ***[T]he Adviser may select brokers and dealers based on whether they also offer research services (as described below).***
>
> * * *
>
> Research services may include advice as to the advisability of investing in securities; security analysis and reports; economic studies; industry studies; receipt of quotations for portfolio evaluations; and similar services. Research services may be used by the Adviser or by affiliates of Federated in advising other accounts. ***To the extent that receipt of these services may replace services for which the Adviser or its affiliates might otherwise have paid, it would tend to reduce their expenses.***
>
> * * *
>
> For the fiscal year ended, March 31, 2003, the Fund's Adviser ***directed brokerage*** transactions to certain brokers due to research services they provided. ***The total amount of these transactions was $1,172,301,925 for which the Fund paid $1,966,872 in brokerage commissions.***

[Emphasis added.]

64. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and damaging adverse facts which damaged Plaintiff and other members of the Class:

(a) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12(b) of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Adviser Defendants directed brokerage payments to firms that favored Federated Funds, which was a form of marketing that was not disclosed in or authorized by the Federated Funds Rule 12b-1 plans;

(c) that the Federated Funds Rule 12b-1 plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plans were in violation of Section 12 of the Investment Company Act because, among other reasons, the plans were not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plans would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to Federated Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the Federated Funds to new investors were not passed on to Federated Funds investors; on the contrary, as the Federated Funds grew, fees charged to Federated Funds investors continued to increase;

(f) that defendants improperly used Soft Dollars and excessive commissions, paid from Federated Funds assets, to pay for overhead expenses the cost of which should have been borne by Federated Investors, Inc. and the Investment Adviser Defendants and not Federated Funds investors; and

(g) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that they failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the Federated Funds.

COUNT I

Against The Investment Adviser Defendants For Violations Of Section 34(b) Of The Investment Company Act On Behalf Of The Class

65. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

66. This Count is asserted against the Investment Adviser Defendants in their role as investment advisers to the Federated Funds.

67. The Investment Adviser Defendants made untrue statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. The Investment Adviser Defendants failed to disclose the following:

(a) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12(b) of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Adviser Defendants directed brokerage payments to firms that favored Federated Funds, which was a form of marketing that was not disclosed in or authorized by the Federated Funds Rule 12b-1 plans;

(c) that the Federated Funds Rule 12b-1 plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plans were in violation of Section 12 of the Investment Company Act because, among other reasons, the plans were not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plans would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to Federated Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the Federated Funds to new investors were not passed on to Federated Funds investors; on the contrary, as the Federated Funds grew, fees charged to Federated Funds investors continued to increase;

(f) that defendants improperly used Soft Dollars and excessive commissions, paid from Federated Funds assets, to pay for overhead expenses the cost of which should have been borne by Federated Investors, Inc. and the Investment Adviser Defendants and not Federated Funds investors; and

(g) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Director Defendants failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the Federated Funds.

68. By reason of the conduct described above, the Investment Adviser Defendants violated Section 34(b) of the Investment Company Act.

69. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' violation of Section 34(b) of the Investment Company Act, Federated Funds investors have incurred damages.

70. Plaintiff and the Class have been specially injured by Defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders, rather than by the Federated Funds themselves.

71. The Investment Adviser Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

Against The Investment Adviser Defendants Pursuant To Section 36(b) Of The Investment Company Act Derivatively On Behalf Of The Federated Funds

72. Plaintiff repeats and realleges each and every allegation contained above and otherwise incorporates the allegations contained above.

73. This Count is brought by the Class (as Federated Funds securities holders) on behalf of the Federated Funds against the Investment Adviser Defendants for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

74. The Investment Adviser Defendants had a fiduciary duty to the Federated Funds and the Class with respect to the receipt of compensation for services and of payments of a material nature made by and to the Investment Adviser Defendants.

75. The Investment Adviser Defendants violated Section 36(b) by improperly charging investors in the Federated Funds purported Rule 12b-1 marketing fees, and by drawing on Federated Funds assets to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1.

76. By reason of the conduct described above, the Investment Adviser Defendants violated Section 36(b) of the Investment Company Act.

77. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' breach of the fiduciary duty of loyalty in their role as investment advisers to

Federated Funds investors, the Federated Funds and the Class have incurred millions of dollars in damages.

78. Plaintiff, in this count, seeks to recover the Rule 12b-1 fees, Soft Dollars, excessive commissions and the management fees charged the Federated Funds by the Investment Adviser Defendants.

COUNT III

Against Federated Investors, Inc. (As A Control Person Of The Investment Adviser Defendants) And The Director Defendants (As Control Persons Of The Investment Adviser Defendants) For Violation Of Section 48(a) Of The Investment Company Act By The Class And Derivatively On Behalf Of The Federated Funds

79. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

80. This Count is brought pursuant to Section 48(a) of the Investment Company Act against Federated Investors, Inc. as a control person of the Investment Adviser Defendants and the Director Defendants as control persons of the Investment Adviser Defendants, who caused the Investment Adviser Defendants to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein are the collective actions of Federated Investors, Inc. and the Director Defendants.

81. The Investment Adviser Defendants are liable under Section 34(b) of the Investment Company Act to the Class and under Section 36(b) of the Investment Company Act to the Federated Funds as set forth herein.

82. Federated Investors, Inc. and the Director Defendants were "control persons" of the Investment Adviser Defendants and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Investment Adviser Defendants,

Federated Investors, Inc. and the Director Defendants directly and indirectly, had the power and authority, and exercised the same, to cause the Investment Adviser Defendants to engage in the wrongful conduct complained of herein.

83. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, Federated Investors, Inc. and the Director Defendants are liable to Plaintiff to the same extent as are the Investment Adviser Defendants for their primary violations of Sections 34(b) and 36(b) of the Investment Company Act.

84. By virtue of the foregoing, Plaintiff and other Class members are entitled to damages against Federated Investors, Inc. and the Director Defendants.

COUNT IV

Against The Investment Adviser Defendants Under Section 215 Of The Investment Advisers Act For Violations Of Section 206 Of The Investment Advisers Act Derivatively On Behalf Of The Federated Funds

85. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

86. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

87. The Investment Adviser Defendants served as "investment advisers" to the Federated Funds and other members of the Class pursuant to the Investment Advisers Act.

88. As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser Defendants were required to serve the Federated Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

89. During the Class Period, the Investment Adviser Defendants breached their fiduciary duties to the Federated Funds by engaging in a deceptive contrivance, scheme, practice

and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the Federated Funds. As detailed above, the Investment Adviser Defendants skimmed money from the Federated Funds by charging and collecting fees from the Federated Funds in violation of the Investment Company Act and the Investment Advisers Act. The purpose and effect of said scheme, practice and course of conduct was to enrich the Investment Adviser Defendants, among other defendants, at the expense of the Federated Funds. The Investment Adviser Defendants breached their fiduciary duties owed to the Federated Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the Federated Funds.

90. The Investment Adviser Defendants are liable as direct participants in the wrongs complained of herein. The Investment Adviser Defendants, because of their position of authority and control over the Federated Funds were able to and did control the fees charged to and collected from the Federated Funds and otherwise control the operations of the Federated Funds.

91. The Investment Adviser Defendants had a duty to (1) disseminate accurate and truthful information with respect to the Federated Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the Federated Funds. The Investment Adviser Defendants participated in the wrongdoing complained of herein in order to prevent the Federated Funds from knowing of the Investment Adviser Defendants' breaches of fiduciary duties including: (1) the charging of the Federated Funds and Federated Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Federated Funds for excessive and improper commission payments to brokers.

92. As a result of the Investment Advisers' multiple breaches of their fiduciary duties owed to the Federated Funds, the Federated Funds were damaged.

93. The Federated Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendants and recover all fees paid in connection with their enrollment pursuant to such agreements.

COUNT V

Breach Of Fiduciary Duty Against The Investment Adviser Defendants On Behalf Of The Class

94. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

95. As advisers to the Federated Funds the Investment Adviser Defendants were fiduciaries to the Plaintiff and other members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

96. As set forth above, the Investment Adviser Defendants breached their fiduciary duties to Plaintiff and the Class.

97. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

98. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VI

Breach Of Fiduciary Duty Against The Director Defendants On Behalf Of The Class

99. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

100. As Federated Funds directors and trustees, the Director Defendants had a fiduciary duty to the Federated Funds and Federated Funds investors to supervise and monitor the Investment Adviser Defendants.

101. The Director Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent the Investment Adviser Defendants from (1) charging the Federated Funds and Federated Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Federated Funds for excessive and improper commission payments to brokers.

102. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

103. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VII

Aiding And Abetting A Breach Of Fiduciary Duty Against The Investment Adviser Defendants On Behalf Of The Class

104. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

105. At all times herein, the broker dealers that sold Federated Funds had fiduciary duties of loyalty to their clients, including Plaintiff and other members of the Class.

106. The Investment Adviser Defendants knew or should have known that the broker dealers had these fiduciary duties.

107. By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions in exchange for aggressively pushing Federated Funds, and by failing to disclose the receipt of such fees, the brokerages breached their fiduciary duties to Plaintiff and the other members of the Class.

108. The Investment Adviser Defendants possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

109. The Investment Adviser Defendants' actions, as described in this complaint, were a substantial factor in causing the losses suffered by Plaintiff and the other members of the class. By participating in, and offering substantial assistance or encouragement to, the brokerages' breaches of fiduciary duties, the Investment Adviser Defendants are liable therefor.

110. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' knowing participation in the brokerages' breaches of fiduciary duties, Plaintiff and the Class have suffered damages.

111. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as the Class representative and Plaintiff's counsel as Class Counsel pursuant to Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding punitive damages in favor of Plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Awarding the Federated Funds rescission of their contracts with the Investment Adviser Defendants, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Investment Adviser Defendants;

E. Ordering an accounting of all Federated Funds-related fees, commissions, and Soft Dollar payments;

F. Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure that Plaintiff and the Class have an effective remedy;

H. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

I. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: March 8, 2004

LAW OFFICE OF ALFRED G. YATES, JR., P.C.

By: ______________________

Alfred G. Yates, Jr. (Pa. Id. No. 17419)
Gerald L. Rutledge (Pa. Id. No. 62027)
429 Forbes Avenue
519 Allegheny Building
Pittsburgh, Pennsylvania 15219
(412) 391-5164

MILBERG WEISS BERSHAD HYNES & LERACH LLP
Steven G. Schulman
Janine L. Pollack
Kim E. Levy
Peter E. Seidman
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
Marshall N. Perkins
The World Trade Center – Baltimore
Suite 2525
401 East Pratt Street
Baltimore, Maryland 21202
(410) 332-0030

Counsel for Plaintiff and the Class

Exhibit A

THE FEDERATED FUNDS

American Skandia Advisor Funds Inc. - Federated High Yield Bond Fund
Federated Adjustable Rate Us Government Fund
Federated Adjustable Rate Securities Fund
Federated Aggressive Growth Fund
Federated Alabama Municipal Cash Trust
Federated American Leaders Fund
Federated Arms Fund
Federated Asia Pacific Growth Fund
Federated Automated Cash Management Trust
Federated Automated Government Cash Reserves
Federated Automated Treasury Cash Reserves
Federated Bond Fund
Federated Bond Index Fund
Federated California Municipal Income Fund
Federated Capital Appreciation Fund
Federated Capital Growth Fund
Federated Capital Income Fund
Federated Communications Technology Fund
Federated Connecticut Municipal Cash Trust
Federated Conservative Allocation Fund
Federated Emerging Markets Fund
Federated Equity Income Fund
Federated European Equity Fund
Federated European Growth Fund
Federated Exchange Fund
Federated Florida Municipal Cash Trust
Federated Fund For US Government Securities
Federated Georgia Municipal Cash Trust
Federated Global Equity Fund
Federated Global Financial Services Fund
Federated Global Value Fund
Federated GNMA Trust
Federated Government Fund
Federated Government Income Securities Fund
Federated Government Obligations Fund
Federated Government Obligations Tax-Managed Fund
Federated Government UltraShort Duration Fund
Federated Government UltraShort Fund
Federated Growth Allocation Fund
Federated Growth Strategies Fund
Federated High Income Bond Fund
Federated Income Trust

Federated Institutional High-Yield Bond Fund
Federated Institutional Short Duration Government Fund
Federated Intermediate Government Fund
Federated Intermediate Income Fund
Federated Intermediate Municipal Trust
Federated International Bond Fund
Federated International Capital Appreciation Fund
Federated International Equity Fund
Federated International Funds Plc - High Income Advantage Fund
Federated International Funds Plc - Short-Term Euro Fund
Federated International Funds Plc - Short- Term US Government Securities Fund
Federated International Funds Plc - Short-Term US Prime Fund
Federated International Funds Plc - Short-Term US Treasury Securities Fund
Federated International Growth Fund
Federated International High Income Fund
Federated International Income Fund
Federated International Small Company Fund
Federated International Value Fund
Federated Kaufmann Fund
Federated Kaufmann Small Cap Fund
Federated Large Cap Growth Fund
Federated Large Cap Index Fund
Federated Large Cap Tech Fund
Federated Latin American Growth Fund
Federated Liberty Fund
Federated Liberty US Government Money Market Trust
Federated Limited Duration Fund
Federated Limited Duration Government Fund
Federated Limited Term Fund
Federated Limited Term Municipal Fund
Federated Liquid Cash Trust
Federated Managed Aggressive Growth Fund
Federated Managed Growth & Income Fund
Federated Managed Growth Fund
Federated Managed Income Portfolio
Federated Market Opportunity Fund
Federated Maryland Municipal Cash Trust
Federated Master Trust
Federated Max-Cap Fund
Federated Max-Cap Index Fund
Federated Michigan Intermediate Municipal Trust
Federated Mid-Cap Fund
Federated Mid-Cap Index Fund
Federated Mini-Cap Fund
Federated Mini-Cap Index Fund
Federated Minnesota Municipal Cash Trust

Federated Moderate Allocation Fund
Federated Money Market Trust
Federated Mortgage Fund
Federated Muni & Stock Advantage Fund
Federated Municipal Obligations Fund
Federated Municipal Opportunities Fund
Federated Municipal Securities Fund
Federated Municipal UltraShort Fund
Federated New Economy Fund
Federated New Jersey Municipal Cash Trust
Federated New York Municipal Cash Trust
Federated New York Municipal Income Fund
Federated North Carolina Municipal Cash Trust
Federated North Carolina Municipal Income Fund
Federated Obligation Funds
Federated Ohio Intermediate Municipal Trust
Federated Ohio Municipal Cash Trust
Federated Ohio Municipal Income Fund
Federated Pennsylvania Intermediate Municipal Trust
Federated Pennsylvania Municipal Cash Trust
Federated Pennsylvania Municipal Income Fund
Federated Premier Intermediate Municipal Income Fund
Federated Premier Municipal Income Fund
Federated Prime Cash Obligations Fund
Federated Prime Obligations Fund
Federated Prime Value Obligations Fund
Federated Short-Term Income Fund
Federated Short-Term Municipal Trust
Federated Short-Term Us Government Trust
Federated Small Cap Strategies Fund
Federated Stock & Bond Fund
Federated Stock Trust
Federated Strategic Income Fund
Federated Tax-Free Instruments Trust
Federated Tax-Free Obligations Fund
Federated Tax-Free Trust
Federated Tennessee Municipal Cash Trust
Federated Total Return Bond Fund
Federated Total Return Government Bond Fund
Federated Total Return Limited Duration Fund
Federated Treasury Obligations Fund
Federated UltraShort Bond Fund
Federated US Government Bond Fund
Federated US Government Fund
Federated US Government Securities Fund: 1-3 Years
Federated US Government Securities Fund: 5-10 Years

Federated US Government Securities Fund: 2-5 Years
Federated US Treasury Cash Reserves
Federated Utility Fund
Federated Virginia Municipal Cash Trust
Federated World Utility Fund
IDEX Federated Tax Exempt Fund